SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision on Acquisition of Shares or Investment Certificates of Other Corporations
1. Details of issuing company	Name of company	kt cloud Co., Ltd.
	Nationality	Republic of Korea	Representative	Dong-Sik Yun
	Capital stock (KRW)	8,856,024,000	Relationship to company	Subsidiary
	Total number of shares issued	17,712,048	Main business	ICT(Cloud etc.)

2. Details of acquisition	Number of shares to be acquired	17,712,048
	Acquisition amount (KRW)	1,771,204,867,068
	Equity capital (KRW)	15,551,433,000,000
	Ratio to equity capital (%)	11%
	Classified as a large-sized corporation?	Yes
3. Number of shares held and shareholding ratio after acquisition	Number of shares held	17,712,048
	Shareholding ratio(%)	100

4. Acquisition method		- In-kind investment : 1,621,205 million won - Cash investment : 150,000 million won

5. Purpose of acquisition		Enhancing Cloud/IDC business value and fostering kt cloud Co., Ltd.as a specialized company

6. Scheduled acquisition date		2022-04-01

7. Subject to filing of a material fact report on asset acquisition?		No
- Total assets (as of the end of the latest fiscal year) (KRW)		33,662,545,000,000	Acquisition cost /Total assets(%)	5%

8. Deemed a backdoor listing?		No

- Plan to increase capital through third-party allotment within six months?		No

9. Satisfying backdoor listing requirements for the issuing company (another corporation)?		No

10. Date of board resolution (decision date)		2022-02-15

- Attendance of outside directors	Present (No.)	8
	Absent (No.)	0
- Attendance of auditors (members of Audit Committee who are not outside auditors)		No

11. Subject to reporting to the Fair Trade Commission?		No

12. Signed a put option contract, etc.?		No

- Details of agreements		—

- This decision is with regard to the company’s in-kind investment of its Cloud/IDC business unit into kt cloud Co., Ltd. and to the acquisition of newly issued stocks of kt cloud Co.,Ltd.

-   The item above 1. capital stock and total number of shares issued of the issuing company and number of shares to be acquired of the item above 2. details of acquisition is the decision by the Board of Directors on February 15, 2022.

- The item above 2. equity capital and above 7. total assets as of the end of the latest fiscal year are based on our consolidated financial statements as of the end of 2020.

-   The details of In-kind investment of the item above 4. acquisition method are assets related to the Cloud/IDC business such as real estate, facilities, equipment, and account receivables. The amount of In-kind investment is the appraised value. The book value is 803,784 million won.

-   The item above 6. scheduled acquisition date is the establishment date of a new company. The establishment date is scheduled for 1st April 2022. However, it is subject to change depending on the progress.

- The above items are subject to change by consultation or approval of related organizations and agreement between the contracting parties.

-   KT plans to seek various ways to protect shareholders’ value. In case that a newly established company will be listed on the market, KT is going to prepare and implement measures for protecting its shareholders value before listing.